VeriTeQ Corporation

3333 S. Congress Avenue Suite 401

Delray Beach, FL 33445

mgelberg@veriteqcorp.com

June 9, 2015

‘CORRESP’

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director
Kathleen Krebs, Special Counsel
Emily Drazan, Staff Attorney

Ladies and Gentlemen:

VeriTeQ Corporation (the “Company”) is in receipt of the Staff’s comment letter dated June 8, 2015. Following is the Company’s response to the Staff’s comment.

Preliminary Information Statement on Schedule 14C Filed June 1, 2015

General

1.

We note in your disclosure that the increase in the number of authorized shares is to “facilitate current and future financing agreements.” Please revise your disclosure to discuss in greater detail the current financing agreements that require you to increase the number of authorized shares, including the date, material terms and number of shares issuable pursuant to each financing agreement. In this regard, we note your disclosure at the top of page 5 that the number of outstanding shares of common stock has increased from approximately 1.2 million to 2.4 billion between February 11 and May 21, 2015, mainly due to the conversion of outstanding notes payable and associated warrant exercises.

RESPONSE: The current financing agreements referenced in the subject disclosure consist of numerous convertible promissory notes, all of which have similar, though not identical, terms. The Company does not believe that listing each individual promissory note with its detailed terms would provide meaningful context to the reader. In order to provide clear disclosure that we believe will convey the necessary background information, the Company proposes to amend the Information Statement on Schedule 14C to add the following disclosure on page 3 of the filing, under the heading, “Reason for Increase in Authorized Common Stock”:

Since November of 2013, the Company has financed its operations primarily through the issuance of convertible promissory notes (“Convertible Notes”). Between November 13, 2013 and the Record Date, the Company issued numerous Convertible Notes, for which the outstanding principal amount as of the Record Date was approximately $4.0 million. Approximately $1.4 million of these Convertible Notes are held by related parties, former related parties or other persons who have not converted any of their original principal as of the Record Date. The Company also issued warrants in conjunction with the original tranche of Convertible Notes (the “Warrants”) on November 13, 2013. The Warrants have cashless exercise provisions, provide for downward adjustments of the exercise price in the event the Company issues Common Stock or convertible securities at prices less than the exercise price of the Warrants, and also provide that the holder has the right to invest the same aggregate dollar amount, regardless of changes in the market price of the Company’s Common Stock.

The Convertible Notes generally mature within 9 to 12 months from the date of issuance and bear interest at rates ranging from 8% to 12% per annum with all interest payable at maturity. Outstanding principal and accrued interest is convertible into shares of Common Stock at discounts to the market price of the Company’s Common Stock ranging from 39% to 43%, with the market price being based on the low end of the trading range of the Common Stock during the 10 to 25 days prior to conversion, depending on the specific note being converted. In addition, substantially all of the Convertible Notes contain provisions whereby in the event the Company were to issue or sell, or is deemed to have issued or sold, any shares of Common Stock for a consideration per share (the “New Issuance Price”) that is less than the conversion price in effect immediately prior to such issue or sale or deemed issuance or sale (a “Dilutive Issuance”), then, immediately after such Dilutive Issuance, the conversion price then in effect is reduced to an amount equal to the New Issuance Price. Also, approximately half our Convertible Notes, based on the outstanding principal balance as of the Record Date, require that share reserves be established on behalf of the holder equal to between three to four times the number of shares to be issued upon conversion, based on current market prices of our Common Stock. Largely due to partial conversions of the Convertible Notes and cashless exercises of the Warrants, the number of outstanding shares of Common Stock of the Company has increased from approximately 1.2 million on February 11, 2015 to 2.4 billion as of the Record Date. As of the Record Date, all of the Company’s Convertible Notes are convertible into an aggregate of 32.8 billion shares of the Company’s Common Stock, and the outstanding warrants are exercisable into 23.7 billion shares of Common Stock, based on the Company’s stock price as of that date and the preceding 25 trading days. Because the Company currently has only 10 billion shares of Common Stock authorized for issuance, if all of the holders of Convertible Notes and Warrants wished to convert their notes or exercise their Warrants, there is a potential for default on some of the Convertible Notes absent the Increase in Authorized Common Stock.

The foregoing Convertible Notes have been the Company’s primary source of liquidity since November of 2013. In order to continue to grow our business and capitalize on the initial success we have had with the adoption of our products and technologies in the breast implant market, we will need additional access to capital from similar financings to fund our operations in the near term, as well as for strategic initiatives that will facilitate the Company’s ability to generate positive cash flow from operations. Although we are pursuing a number of strategic and financial opportunities that would recapitalize the Company, we expect that the issuance of additional Convertible Notes will continue to be the Company’s primary source of capital for at least the next three to six months. The Company is currently unable to issue any such notes as the Company no longer has any authorized common shares available after giving effect to shares issued and outstanding and shares reserved on behalf of current note-holders. The Increase in Authorized Common Stock will also provide us with the flexibility we need in order to consummate potential strategic and/or financing transactions that we expect will become available to us, and to enable the continued growth of our business. However, even after the Increase in Authorized Common Stock, there can be no assurances that any such transactions will be completed on terms that are acceptable to us, or at all.

The Company trusts the foregoing sufficiently responds to the Staff’s comments.

In furtherance of the Company’s response to the Staff’s June 8, 2015 comment letter on the above-referenced filing, the Company acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Scott R. Silverman Scott R. Silverman Chairman and Chief Executive Officer

cc:	Marc Gelberg, Chief Accounting Officer and Interim Chief Financial Officer
Richard Montes de Oca